UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

BreitBurn Energy Partners L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
106776107
(CUSIP Number)
John C. Cirone
Quicksilver Resources Inc.
777 West Rosedale Street
Fort Worth, Texas 76104
(817) 665-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	106776107

1	NAMES OF REPORTING PERSONS Quicksilver Resources Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,347,972 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,347,972 Common Units

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,347,972 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.44%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	106776107
     The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by Quicksilver Resources Inc. with the SEC on January 17, 2008, as amended by that certain Amendment No. 1 to the Schedule 13D filed with the SEC on October 31, 2008, as amended by that certain Amendment No. 2 to the Schedule 13D filed with the SEC on December 23, 2008, as amended by that certain Amendment No. 3 to the Schedule 13D filed with the SEC on April 7, 2009, as amended by that certain Amendment No. 4 to the Schedule 13D filed with the SEC on May 1, 2009, as amended by that certain Amendment No. 5 to the Schedule 13D filed with the SEC on June 19, 2009 (as amended, the “Schedule 13D”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.
Item 4. Purpose of Transaction
     Item 4 is amended by deleting the last paragraph thereof and adding the following:
     On February 3, 2010, the Reporting Person, the Issuer and Provident entered into a Settlement Agreement settling the lawsuit filed by the Reporting Person against the Issuer and Provident and providing a mutual release among the parties with respect to all claims. The parties to the Settlement Agreement are negotiating additional documentation contemplated by the Settlement Agreement. The terms of the Settlement Agreement are summarized below:
          Designation, Nomination and Election of Directors; Management
     The Board will be comprised of six directors and the size of the Board cannot be increased without the prior written consent of the Reporting Person. Pursuant to the terms of the Settlement Agreement, Messrs. Breitenbach and Washburn will each resign from the Board. Subject to Board appointment, Mr. John Butler, a current independent member of the Board, will replace Mr. Washburn as Chairman of the Board. The Reporting Person has the right to designate two directors on the Board to fill the newly created vacancies, one of whom must qualify as an independent director under applicable rules and one of whom may be a current independent board member now serving on the board of directors of the Reporting Person, provided, however, that such director will not be a member of the Reporting Person’s management. The initial designees will be agreed on at the time of settlement. Each of the new directors will be categorized for election purposes. One director will be in Class II, up for election by the unitholders of the Issuer in 2010, and one will be in Class III, up for election by the unitholders of the Issuer in 2011. The Class I directors will also be up for election in 2010. The Settlement Agreement provides that the Board will nominate the Reporting Person’s designated directors. The Reporting Person agreed to vote all of its Common Units for the slate of directors nominated by the Board. At such time as the Reporting Person owns fewer than 10% of the Common Units but at least 2,638,500 Common Units, one of the directors selected by the Reporting Person will resign, or if the director’s term is expiring, not stand for reelection, at the next annual meeting. At such time as the Reporting Person owns fewer than 2,638,500 Common Units, the remaining director designated by the Reporting Person will resign, or if the director’s term is expiring at the next annual meeting, such director will not stand for reelection. Certain other provisions in the Settlement Agreement with respect to the Board and governance will also terminate upon the Reporting Person owning less than 10% of the Common Units.
     In addition, Mr. Breitenbach will be appointed to the office of President of the general partner of the Issuer, and will resign as Co-Chief Executive Officer. Mr. Washburn will remain as Chief Executive Officer.
          Voting Rights
     The Reporting Person agreed not to challenge the voting rights as set forth in the Partnership Agreement Amendment, which would apply generally subject to certain exceptions. Additionally, with respect to Common Units currently owned by the Reporting Person, and any Common Units or other voting securities received pursuant to a distribution, reclassification or reorganization involving the Issuer or its Common Units or other voting securities, the Issuer agreed that the Board would permanently and irrevocably waive the 20% voting cap for the election of directors as applicable to the Reporting Person. The Issuer agreed not to effect any amendment to the Partnership Agreement that would restrict in any manner the Reporting Person’s rights to vote any or all of its Common Units in the election of directors or any other matters presented to the unitholders. The Issuer also agreed to withdraw its Revised Amendment No. 1 to the Partnership Agreement dated December 29, 2009 and not to propose or adopt any new amendment, provision, resolution, or change that would limit, deprive, or restrict the Reporting Person’s right to vote all its Common Units, one vote per Common Unit, on any matter except as provided in the Settlement Agreement. The Reporting Person agreed to support and, if necessary, vote to approve, all amendments to the Partnership Agreement, the Limited Liability Company Agreement of the general partner of the Issuer, and all related agreements solely necessary to implement the terms of the Settlement Agreement.

     The Settlement Agreement also provides that, with respect to any proposal to remove the general partner of the Issuer, the Reporting Person may not vote a proportion of its Common Units in favor of removal that exceeds the proportion of the Common Units voted in favor of removal by all of the unitholders of the Issuer (other than the Reporting Person) as compared to all Common Units held by all of the unitholders of the Issuer (other than the Reporting Person).
          Cash Payments and Distributions
     Under the terms of the Settlement Agreement, the Reporting Person will receive $13 million from the Issuer and $5 million from Provident. The Issuer will reinstate quarterly cash distributions at the rate of $.375 per Common Unit, or $1.50 on an annual basis, beginning with the first quarter of 2010 to be paid in the second quarter of 2010, provided that the coverage ratio is no less than 1.2x.
          Standstill Provisions
     In addition, until the Reporting Person owns less than 10% of the outstanding Common Units, it has agreed to certain standstill provisions which include the following:
a.	The Reporting Person cannot:
(i)	engage in any hostile/takeover activities (including tender offers; soliciting proxies or written consents other than as recommended by the Board);

(ii)	acquire or propose to acquire additional Common Units, securities or properties of the Issuer, except pursuant to a distribution, reclassification or reorganization involving the Issuer or its Common Units or other securities approved by the Board;

(iii)	call a special meeting of the unitholders; or

(iv)	propose to remove the general partner of the Issuer or vote for removal of the general partner of the Issuer other than in accordance with the exception set forth above under “Voting Rights.”
b.	Without the prior written consent of the Issuer, the Reporting Person cannot, directly or indirectly:
(i)	acquire any securities or property of the Issuer (or its affiliates), except pursuant to a distribution, reclassification or reorganization involving the Issuer or its Common Units or other securities approved by the Board;

(ii)	propose to enter into (directly or indirectly) any merger, consolidation, recapitalization, business combination, partnership, joint venture or similar transaction involving the Issuer (or its affiliates), except as permitted in the Settlement Agreement;

(iii)	make or in any way participate in any “solicitation” of “proxies” (as such terms are used in the SEC proxy rules) or written consents to vote, seek to influence or advise others with respect to the voting of any voting securities of the Issuer (or its affiliates);

(iv)	form, join or participate in a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934) with respect to any voting securities of the Issuer (or its affiliates);

(v)	act to seek to control or influence the management, Board or policies of the Issuer except through the Reporting Person’s Board designees or as provided below;

(vi)	propose to remove the general partner of the Issuer or, other than in accordance with voting restrictions set forth above under “Voting Rights”, vote to remove the general partner of the Issuer;

(vii)	publicly disclose any intent, plan or arrangement inconsistent with the Settlement Agreement; or

(viii)	advise, assist or encourage others in connection with the above.
c.	The Reporting Person cannot sell or transfer its Common Units without the prior written consent of the Issuer, except:
(i)	to a party that would not own more than 20% of the outstanding Common Units after such transfer;

(ii)	in connection with a business combination approved by the Board and/or the Issuer’s unitholders;

(iii)	in a pledge of any voting securities to a financial institution or brokerage firm; or

(iv)	in an underwritten offering where the Common Units will be widely distributed or would not result in any purchaser in such offering owning more than 20% of the outstanding Common Units after the offering.
d.	The foregoing provisions are not intended to:
(i)	prohibit the Reporting Person from privately communicating with, including making any offer or proposal to, the Board;

(ii)	restrict in any manner how the Reporting Person votes its Common Units, except as provided above in “Designation, Nomination and Election of Directors; Management” and “Voting Rights”;

(iii)	restrict the manner in which the Reporting Person’s designees to the Board (A) may vote on any matter submitted to the Board or the Issuer’s unitholders, or (B) participate in deliberations or discussions of the Board (including making suggestions or raising issues to the Board) in their capacity as members of the Board, or (C) may take actions required by their exercise of legal duties and obligations as members of the Board or refrain from taking any action prohibited by their legal duties and obligations as members of the Board; or

(iv)	restrict the Reporting Person from selling or transferring any of its Common Units to any affiliate or successor of the Reporting Person which agrees to be bound by the standstill agreement.
e.	The Reporting Person and the Issuer agreed that the standstill and unit transfer provisions set forth above will immediately and automatically be suspended upon the increase or acceleration of a material financial obligation of the Issuer that results from the breach of a material provision thereof or the occurrence of a material event of default thereunder, unless such breach is caused solely by the action or inaction of the Reporting Person or its nominated directors.
          Amendment to Registration Rights Agreement
     The Reporting Person and the Issuer will enter into an amendment to the Registration Rights Agreement, pursuant to which the Reporting Person will be granted enhanced piggyback rights with an option to participate in any equity offerings of the Common Units up to 20% of the total equity offered for sale. The Issuer and the Reporting Person agreed that the Registration Rights Agreement will terminate on the date on which the Reporting Person is no longer an affiliate of the Issuer.
     Except as set forth above, the Reporting Person does not have, as of the date of this Amendment No. 6, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board, other holders of Common Units and other relevant parties concerning the business, operations, strategy and future plans of the Issuer and the management and composition of the Board. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and the Board, price levels of the Common Units, general economic conditions and regulatory matters, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer and its subsidiaries, purchasing additional Common Units, selling some or all of its Common Units or engaging in short selling of or any hedging or similar transaction with respect to the Common Units, to the extent permitted under applicable law and the terms of the Settlement Agreement. The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended to include the following paragraph:
     The description of the Settlement Agreement in Item 4 is hereby incorporated herein by reference.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 11, 2010

QUICKSILVER RESOURCES INC.
By:	/s/ John C. Cirone
John C. Cirone
Senior Vice President